King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 12, 2020

SUBMISSION VIA EDGAR AND COURIER

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Aaron’s SpinCo, Inc.
Registration Statement on Form 10-12B
Filed November 2, 2020
File No. 001-39681

Ladies and Gentlemen:

On behalf of our client, Aaron’s SpinCo, Inc. (the “Company”), this letter responds to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s draft Registration Statement on Form 10, submitted to the Commission on November 2, 2020 (the “Registration Statement”), contained in your letter dated November 9, 2020 (the “Comment Letter”).

We note that, in connection with this letter, we are publicly filing an amendment to the Registration Statement on Form 10 (“Amendment No. 1”) electronically via the EDGAR system on the date hereof.

For the Staff’s convenience, the text of the Staff’s comment is set forth below and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Securities and Exchange Commission

November 12, 2020

Exhibit 99.1

The Separation and Distribution

Reasons for the Separation, page 6

1.

We note your reasons for the separation, including that you will have a well capitalized balance sheet at the effective time of the distribution. Please revise to clarify whether, at the effective time of the distribution, you will have paid the estimated separation and distribution costs and cash transfer to the Parent.

Response: In response to the Staff’s comment, pages 4, 7, 40 and 61 of Amendment No. 1 have been revised.

Risk Factors

Risks Related to the Separation and Distribution, page 29

2.

We note your risks related to the separation and distribution. Please update this section to include the risks associated with estimated separation and distribution costs, as describedon page 69, including any effect on your leverage position following the separation and distribution, if material.

Response: In response to the Staff’s comment, pages 30 and 69 of Amendment No. 1 have been revised.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this filing, please call me at 404-572-2781.

Sincerely,

/s/ Robert Leclerc

Robert Leclerc